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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MOVE, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
62458M108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS: TCS CAPITAL INVESTMENTS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CAYMAN ISLANDS

	5	SOLE VOTING POWER:

NUMBER OF		8,386,947

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,386,947

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,386,947

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	62458M108	Page	3	of	9

1	NAMES OF REPORTING PERSONS: TCS CAPITAL GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		13,594,701

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,594,701

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,594,701

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	62458M108	Page	4	of	9

1	NAMES OF REPORTING PERSONS: ERIC SEMLER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		13,692,201

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,692,201

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,692,201

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 62458M108	Page 5 of 9 Pages
Schedule 13G/A
     This Amendment No. 3 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Move, Inc. (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”) and Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”).
     This Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore; (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”); and (C) shares of Common Stock held by TCS Offshore. TCS Capital holds 720,402 shares of the Common Stock, TCS Capital II holds 4,487,352 shares of the Common Stock, TCS Offshore holds 8,386,947 shares of the Common Stock, and TCS Select holds 97,500 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
     This Amendment is being filed to amend and restate Item 4 as follows:
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
               i) TCS Offshore may be deemed to be the beneficial owner of 8,386,947 shares of Common Stock.
               ii) TCS GP may be deemed to be the beneficial owner of 13,594,701 shares of Common Stock. This number consists of (A) 8,386,947 shares of Common Stock held for the account of TCS Offshore, (B) 720,402 shares of Common Stock held for the account of TCS Capital, and (C) 4,487,352 shares of Common Stock held for the account of TCS Capital II.
               iii) Mr. Semler may be deemed to be the beneficial owner of 13,692,201 shares of Common Stock. This number consists of (A) 8,386,947 shares of Common Stock held for the account of TCS Offshore, (B) 720,402 shares of Common Stock held for the account of TCS Capital, (C) 4,487,352 shares of Common Stock held for the account of TCS Capital II, and (D) 97,500 shares of Common Stock held for the account of TCS Select.
Item 4(b)	Percent of Class:
               i) The number of shares of Common Stock TCS Offshore may be deemed to beneficially own constitutes approximately 5.5% of the total number of shares of Common Stock outstanding. (Based upon information provided by the Issuer in its most recently-filed Form 10-Q on

CUSIP No. 62458M108	Page 6 of 9 Pages
November 7, 2006, the number of shares of Common Stock outstanding was 152,282,428 as of November 1, 2006.)
               ii) The number of shares of Common Stock TCS GP may be deemed to beneficially own constitutes approximately 8.9% of the total number of shares of Common Stock outstanding.
               iii) The number of shares of Common Stock Mr. Semler may be deemed to beneficially own constitutes approximately 9.0% of the total number of shares of Common Stock outstanding.
Item 4(c)	Number of shares as to which such person has:

TCS Offshore
(i)	Sole power to vote or direct the vote	8,386,947
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,386,947
(iv)	Shared power to dispose or to direct the disposition of	0

TCS GP
(i)	Sole power to vote or direct the vote	13,594,701
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,594,701
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Semler
(i)	Sole power to vote or direct the vote	13,692,201
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,692,201
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP No. 62458M108	Page 7 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007	TCS Capital Investments, L.P.

	By:	TCS Capital GP, LLC, general partner
	By:	/s/ Eric Semler

	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL GP, LLC

	By:	/s/ Eric Semler

	Name:	Eric Semler
	Title:	Managing Member

ERIC SEMLER

	By:	/s/ Eric Semler

CUSIP No. 62458M108	Page 8 of 9 Pages
EXHIBIT INDEX
A.	Joint Filing Agreement by and between Mr. Eric Semler, TCS Capital GP, LLC, and TCS Capital Investments, L.P..